December 16, 2022

Lisa Etheredge

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	CareCloud, Inc.
Form 10-K for the Year Ended December 31, 2021
Form 10-Q for the Period Ended September 30, 2022
File No. 001-36529

Dear Ms. Etheredge:

I am writing in response to two comments received from the Division of Corporation Finance of the Securities and Exchange Commission by letter dated December 6, 2022 (the “Comment Letter”) with respect to the Form 10-Q of CareCloud, Inc. (the “Company”) for the period ended September 30, 2022.

For your convenience, the comments in the Comment Letter have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it.

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Form 10-Q for the Period Ended September 30, 2022

Consolidated Financial Statements

4. Goodwill and Intangibles - net, page 11

1.	You disclose in your November 3, 2022 press release furnished on Form 8-K that the 12% decline in revenue during the third quarter was attributable, in part, to two large hospital clients from one of your 2020 acquisitions completing integrations with larger health systems. We note on page F-21 of your December 31, 2021 Form 10-K that you recognized nearly $21 million in customer relationship intangibles in connection with your 2020 acquisitions and that these assets are amortized over a useful life of 3-12 years. Please tell us how you considered if the loss of these clients was an impairment indicator for your customer relationship intangibles as of September 30, 2022. Please refer to ASC 350-30-35-14 and 360-10-35-17 through 35-22.

The two large hospital clients with recently reduced revenue were from relationships acquired as part of the acquisition of Meridian Billing Management Co., Origin Holdings, Inc. and GMM II Holdings, LLC (“Meridian”) in June 2020. (Please note that there was another acquisition in 2020 as noted in the Comment Letter, but the revenue loss disclosed in the Form 10-Q was from the customers whose relationships were acquired in the Meridian acquisition.)

At the time of the Meridian acquisition, there was a high probability that these customers were going to terminate at some point in the future, though it was not clear when. Each of these hospitals had been acquired shortly before the Company’s acquisition of Meridian, and at the time, each was in the process of moving their systems and processes to those used by their acquirer. This fact was considered by the Company in its initial valuation of the customer intangible as well as the useful life. The revenue from these two large hospital clients is continuing through mid-2023 at a reduced level based on their request for certain on-going services.

The Company’s management assessed the impairment indicator guidance under ASC 360-10-35-21 and concluded that the loss of these two customers after the acquisition did not represent a triggering event or an indication of impairment since the eventual termination of these customers was foreseeable at the time their relationships were acquired by the Company.

As disclosed in our 2021 Form 10-K (p. F-13), our intangible assets are amortized over a useful life of 3-12 years. The Form 10-K discloses that amortization for most intangible assets (which includes the customer relationships related to Meridian) is recorded using the 200% double declining balance (“DDB”) method over three to four years. For the Meridian customer relationships, the DDB method is used for the first two years and then the amortization switches to the straight-line method for the remaining two years with no anticipated salvage value.

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As demonstrated in our filings and consistent with ASC 360-10-35-7, we recognize that most healthcare IT customer relationships have a more limited life expectancy, and therefore we selected the DDB method of amortization to reduce the intangible asset value to account for the accelerated decline in cash flows over the estimated useful life of that asset. Under the DDB method, a substantial portion of the asset is amortized at the end of two years.

We use the 12-year amortization period only for the intangible assets that we obtained in a 2018 acquisition of relationships connected with three medical practices that we manage under long-term arrangements. These three medical practices comprise the Company’s “practice management” segment, which is distinct from the Company’s “healthcare IT” segment. All of the intangible assets within the “healthcare IT” segment are amortized within a four-year period.

We assess the recoverability of all asset groups from the acquired customers on a regular basis. In accordance with ASC 360-10-35-17, we would recognize an impairment loss if the carrying amount of the asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. We consider the asset group for the customer relationships related to Meridian to be the “healthcare IT” segment, as those assets together generate cash flows that support the carrying value of those assets.

Per our 2021 Form 10-K and the September 30, 2022 Form 10-Q, the cash flows from operations for the Company for the year ended December 31, 2021 and the nine months ended September 30, 2022 were approximately $13.3 and $15.1 million, respectively. For the same periods, operating income for the “healthcare IT” segment was approximately $11.7 million and $12.1 million, respectively.

Based on the fact that the loss of clients is always a possibility after an acquisition, especially when a client has itself been recently acquired, the use of the DDB method of amortization for customer relationships aligns the value of our intangible assets with likely future cash flows. Consequently, we believe that there were no impairment indicators or triggering events as of September 30, 2022. Consistent with our current practice, we will continue to review for triggering events going forward.

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Management’s Discussion and Analysis

Comparison of the three and nine months ended September 30, 2022 and 2021, page 34

2.	Your discussion of changes in net revenue indicates that there was a decrease in revenue from three large accounts that were acquired in 2020 and are winding down. Please revise your future filings to more clearly explain the expected future impact to your results from operations as a result of the loss of these customers. Refer to Item 303(c)(2) of Regulation S-K.

In future filings, we will more clearly explain the expected future impact to our results of operations as a result of the three large accounts that were acquired in 2020 and are winding down as discussed in our September 30, 2022 Form 10-Q, page 34.

Two of the customers discussed in our response to comment 1 are the same hospital clients referred to above. The third customer referred to in the Form 10-Q was referred to in order to explain the change in total revenues for the three and nine month periods ended September 30, 2022 compared to the similar period in 2021. This customer had completely terminated during 2021 and therefore those revenues did not exist in 2022.

Once you review our response, please contact me with any questions.

Very truly yours,

/s/ Bill Korn
Bill Korn
Chief Financial Officer

cc:	Securities and Exchange Commission
Division of Corporation Finance
Robert S. Littlepage, Accounting Branch Chief

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